Avino Silver & Gold Mines Ltd.
Suite 400 - 455 Granville Street
Vancouver, BC V6C 1T1
Ph: (604) 682-3701
Fax: (604) 682-3600
 www.avino.com, shares@avino.com

November 16, 2006
TSX-V Trading symbol: ASM
 U.S. OTC BB symbol: ASGMF
Berlin & Frankfurt GV6

AVINO GRADUATES TO TIER 1 LISTING

Avino Silver & Gold Mines Ltd. is pleased to announce that the TSX Venture Exchange has elevated the Company’s listing from Tier 2 to Tier 1 status. Tier 1 is the TSX Venture Exchange’s premier tier and is reserved for the Exchange’s most advanced issuers with the most significant financial resources. In order to meet the requirements of a Tier 1 issuer, the Company has met the Exchange’s requirement that it has a property with substantial geological merit.

The Company, founded in 1968, has established a long record of mining and exploration. The Company’s focus is the acquisition and exploration of top silver prospects throughout North America. Avino remains well funded with low debt.

On Behalf of the Board

“David Wolfin”
David Wolfin
President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.